Prospectus Supplement Filed pursuant to Rule 424(b)(3)

Registration No. 333-122769

PROSPECTUS SUPPLEMENT NO. 1

DATED NOVEMBER 7, 2005

(To Prospectus Dated October 27, 2005)

ACCENTIA BIOPHARMACEUTICALS, INC.

2,400,000 Shares

Common Stock

This Prospectus Supplement No. 1 supplements information contained in that certain Prospectus, dated October 27, 2005, relating to the offer and sale by us of 2,400,000 shares of common stock of our common stock. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the original Prospectus.

On November 7, 2005, we filed a Current Report on Form 8-K containing the following information:

On November 4, 2005, Carl R. Holman, a member of our board of directors, died in a motor vehicle accident. Mr. Holman became a director of our company on October 28, 2005 in connection with our initial public offering. He had been named as the Chairman of the Audit Committee of our board of directors and also as a member of our board’s Compensation Committee and Governance and Nominating Committee. As a result of Mr. Holman’s unfortunate death and the loss of his services on our board, our board of directors intends seek a successor to Mr. Holman and intends that the successor will be an “independent director” under the rules of the Nasdaq Stock Market, Inc., and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934. Prior to the successor joining our board, we anticipate that Mr. Holman’s board committee seats will be filled by other independent directors who currently serve on our board.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement (or the original prospectus dated October 27, 2005) is truthful or complete. Any representation to the contrary is a criminal offense.